

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 9, 2009

Mr. Robert J. Barish
Senior Vice President and Controller
Verizon Communications, Inc.
One Verizon Way, 4th Floor
Basking Ridge, NJ 07920

> **RE:** **Verizon Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 24, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 1-08606**

Dear Mr. Barish:

We have reviewed your supplemental response letter dated June 26, 2009 as well as your filing and have the following comments. As noted in our comment letters dated April 13 and June 4, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Intangible Assets Not Subject to Amortization

1. We note your response to prior comment 4. As previously requested, please tell us in greater detail how you evaluated the factors in SFAS 34 in concluding that the licenses are "qualifying assets." In addition, please provide us with the following information as of the end of each of the last five fiscal years and the first quarter of 2009:

- The nature and balance of each of the following: 1) the license balance that you believe is a qualifying asset and which you used to compute capitalized interest AND 2) related qualifying asset (asset group) balance for which you capitalized interest. Explain in detail the nature of the related assets that you are constructing or constructed in previous years.
- The amount of interest capitalized for each of 1) your license balance and 2) related asset (asset group) balance.
- The amount of capitalized interest amortized for each of your related asset (asset group) balance.

Note 4. Wireless Licenses, Goodwill and Other Intangible Assets

Other Intangible Assets

2.   We note your response to prior comment 5. Tell us why you are not amortizing your $100 million payment for access to a portfolio of patents and patent applications based on the weighted average remaining lives of these patents. For the $250 million that you may invest in an investment fund to buy patents and license the patens to various parties, please tell us and disclose the nature of your commitment, including your potential liability for amounts not yet invested. Tell us and disclose why you believe that this is an investment when you when your payment provides access to these patents without additional charge.

Note 17. Segment Information

3.   We note your response to prior comments 3 and 6.   Please address the following comments.

- In our prior comment we had requested all reports and information provided to your CODM. Please provide these reports. At this time we do not want to parse the word "regularly." Please confirm to us that you provided us with all the information your CODM gets that provides him with the information about FiOS and HSI that was used for the comments in the documented earnings call with analysts.
- We note your statement that the CODM utilizes network-level financial measures to allocate resources and assess performance between its wireline and wireless operations. Please tell us in detail how resources are allocated and performance is assessed within both your wireline and wireless operations.
- We note that you have Presidents within your wireline operations for Verizon Telecom, Verizon Business and Verizon Services. Please tell us why each President is not considered part of the CODM group under paragraph 12 of SFAS 131 or segment manager under paragraph 14 of SFAS 131.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director